SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of May, 2008
Commission File Number: 333-132381
CHINA GRENTECH CORPORATION LIMITED
16/F, Block B, Zhongyin Tower,
Caitian North Road, Futian District, Shenzhen 518026
People’s Republic of China
Tel: (86 755) 8350-1796
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                              Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ☐                              No ☑
     (If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    . )
     N/A

CHINA GRENTECH CORPORATION LIMITED ANNOUNCES FIRST QUARTER 2008 RESULTS
Unaudited Condensed Consolidated Balance Sheets
Unaudited Condensed Consolidated Statements of Income
Unaudited Condensed Consolidated Statements of Cash Flows
SIGNATURES

2

This Form 6-K consists of:
The Announcement of first quarter 2008 financial results of China GrenTech Corporation Limited (the “Registrant”), made by the Registrant in English on May 19, 2008.

2

FOR IMMEDIATE RELEASE
CHINA GRENTECH CORPORATION LIMITED ANNOUNCES
FIRST QUARTER 2008 RESULTS
SHENZHEN, CHINA — May 19, 2008 — China GrenTech Corporation Limited (NASDAQ: GRRF, “the Company”, or “GrenTech”), a leading China-based radio frequency (“RF”) technology and product developer and a leading wireless coverage products and services provider, today announced its unaudited financial results for the first quarter ended March 31, 2008.
First Quarter 2008 Financial Highlights
•	Total revenue increased by 128.2% over the first quarter 2007 to RMB71.4 million (US$10.2 million)(1)
➢	Revenue from wireless coverage products and services was RMB52.1 million (US$7.4 million), an increase of 149.1% over the first quarter 2007

➢	Revenue from base station RF products increased 86.1% over the first quarter 2007 to RMB19.3 million (US$2.8 million)
•	Gross profit was RMB22.0 million (US$3.1 million), an increase of 69.2% over the first quarter 2007

•	Operating loss was RMB36.3 million (US$5.2 million), a decrease of 14.0% from the first quarter 2007

•	Net loss was RMB41.5 million (US$5.9 million), a decrease of 7.3% from the first quarter 2007

•	Net loss per ADS(2) was RMB1.69 (US$0.24)
Mr. Yingjie Gao, Chairman and Chief Executive Officer of GrenTech, commented, “I am proud to announce strong top line year-over-year growth from both our wireless coverage and our base station RF businesses. In the first quarter of 2008, we obtained additional wireless coverage business from China Mobile and China Unicom, and played a key role in China Mobile’s construction of WLAN networks for the 2008 Beijing Olympic cities. We also recognized revenue from China Mobile derived from the construction projects commenced in the fourth quarter 2007, which collectively enhanced our wireless coverage segment. Our RF business also grew in this quarter, primarily due to increased demand for our base station RF modules from a domestic base station manufacturer.”

(1)	The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. RMB numbers included in this press release have been translated into U.S. dollars at the noon buying rate for U.S. Dollars in effect on March 31, 2008 in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York , which was US$1.00=RMB7.0120. No representation is made that RMB amounts could have been, or could be, converted into U.S. Dollars at that rate or at any other rate on March 31, 2008.

(2)	Each ADS represents 25 of our ordinary shares.

“Traditionally, the first quarter is seasonally lowest for our Company in terms of revenues, as Chinese telecommunications operators tend to plan their equipment spending for the year during the first quarter. We are working to minimize the seasonal impact by diversifying our product and consumer base and we expect to see gradual improvements over the medium term.”
Mr. Gao continued, “During this first quarter, we fully participated in the centralized bids for equipment supply orders with China Mobile, China Unicom and China Telecom. I am delighted to report that we won several bids, including a bid with China Mobile to provide GSM wireless coverage equipment in 2008. This would potentially make our company one of the most important wireless coverage equipment suppliers for China Mobile in 2008. Additionally, we won a bid from China Unicom to provide wireless coverage equipment in 2008, which, we believe, will strengthen our position as China Unicom’s key wireless coverage equipment supplier. We also won bids with China Mobile and China Telecom to provide WLAN equipment.
“While the adoption of centralized bidding policies by our major customers has lowered the gross margin on equipment sales, it has also, however, increased the gross margin of integration services, which are expected to make up a larger share of total project fees than previously. With our enhanced sales and marketing efforts, we are confident that we would enter more of China Mobile’s regional integration service markets. China Unicom’s move to implement centralized bidding in 2008 would also result in additional integrated services revenue for our Company, which would offset the adverse effect of lower equipment sales margin on our overall margin. In addition, the adoption of centralized bidding policies for equipment procurement may help shorten our equipment revenue recognition and payment collection cycle, and reduce our sales and marketing expenses.
“In the first quarter, we won bids to supply Huawei and ZTE with base station RF modules for six months in 2008. We also commenced shipments of RF module products to an international base station manufacturer on a trial basis. In addition, we successfully completed customer testing of our amplifier modules, filter modules and remote radio units (“RRU”) for Phase II TD-SCDMA network construction, and we are well-prepared to supply base station RF modules and RRU products for Phase II TD-SCDMA network construction,” concluded Mr. Gao.
First Quarter 2008 Unaudited Financial Results
Revenue
Revenue for the first quarter 2008 was RMB71.4 million (US$10.2 million), an increase of RMB40.1 million (US$5.7 million), or 128.2%, over RMB31.3 million in the first quarter of 2007. This was primarily due to increased revenue generated from sales to China Mobile and increased sales of base station RF modules to a domestic base station manufacturer.
Revenue from wireless coverage products and services increased by 149.1%, from RMB20.9 million in the first quarter 2007 to RMB52.1 million (US$7.4 million) in the first quarter 2008, mainly due to the recognition of integration service fees from China Mobile, and increased WLAN revenue generated from China Mobile’s network construction in the Olympic cities. Our revenue from China Mobile in the first quarter 2008 increased by RMB24.0 million, or 342.8%, compared with the first quarter 2007.
Revenue from RF products increased by 86.1%, from RMB10.4 million in the first quarter 2007 to RMB19.3 million in the first quarter 2008, primarily due to increased demand from a base station manufacturer in China.

	Three Months Ended March 31,
	2007	2008
	Revenues	Revenues	Revenues	% of Total
	(RMB’000)	(RMB’000)	(US$’000)	Revenues

Wireless Coverage Products & Services
China Mobile	7,003	31,010	4,422	43.4%
China Unicom	8,736	16,102	2,296	22.6%
China Telecom	1,378	1,859	265	2.6%
China Netcom	999	775	111	1.1%
Overseas	376	2,273	324	3.2%
Non-operators	2,412	48	7	0.1%
Subtotal	20,904	52,067	7,425	73.0%

RF Products
OEMs	10,382	19,322	2,756	27.0%

Total	31,286	71,389	10,181	100%
Cost of Revenue
Cost of revenue in the first quarter 2008 was RMB49.4 million (US$7.0 million). The year-over-year cost of revenue increase of 170.0% was driven primarily by a higher volume of sales at lower price levels during the first quarter of 2008 versus the same period in 2007.
Operating Expenses
Total operating expenses increased by RMB3.1 million (US$0.4 million), or 5.6%, from RMB55.2 million in the first quarter 2007 to RMB58.3 million (US$8.3 million) in the first quarter 2008. This was due to increased research and development expenses.
Research and development expenses increased by RMB2.1 million (US$0.3 million), or 16.1%, to RMB15.3 million (US$2.2 million) in the first quarter 2008. This was due to increased research material costs and the increased fixed asset amortization expenses related to the additional research equipment.
Sales and distribution expenses were RMB28.8 million (US$4.1 million), which remained stable compared to RMB28.6 million in the same period last year. Due to the implementation of centralized bidding policies by our major customers, the Company has shifted its sales focus away from provincial operators, which has reduced sales expenses.
General and administrative expenses were RMB14.2 million (US$2.0 million) for the first quarter 2008, an increase of RMB0.8 million (US$0.1 million), or 5.6%, from RMB13.4 million in the first quarter 2007. The year-over-year increase was primarily due to increased fixed asset amortization related to the ERP system implementation. This was partially offset by a decrease in other administrative expenses, such as travelling fees and personnel costs.
Other Expenses/Income
Total other expenses were RMB12.5 million (US$1.8 million), an increase of 98.8% compared with RMB6.3 million in the first quarter 2007. This was mainly due to increased interest expenses and foreign exchange loss.
Interest income increased from RMB2.5 million in the first quarter 2007 to RMB5.5 million (US$0.8 million) in the first quarter 2008, which was primarily due to the increase in effective interest income related to long-term accounts receivable.
Interest expense increased by 118.4% year-over-year to RMB13.2 million (US$1.9 million), which included RMB3.1 million in interest expenses related to increased bank loans and RMB3.4 million in expenses related to the sales of accounts receivable to banks in the fourth quarter 2007.
The foreign currency exchange loss was RMB7.0 million (US$1.0 million) in the first quarter 2008, compared with a loss of RMB2.8 million in the same period of the previous year. The Company has kept a portion of its foreign currency in offshore accounts, causing increased exchange losses as the RMB appreciated. The Company is in the process of obtaining approval from the Chinese government to exchange its foreign currency to RMB.
Earnings
Gross profit of RMB22.0 million (US$3.1 million) in the first quarter 2008 represented an increase of RMB9.0 million, or 69.2%. Gross margin was 30.8%, compared to 41.5% in the first quarter 2007. The decrease in gross margin was mainly due to decreased equipment sales prices, and was partially offset by an improved integrated services gross margin.
Operating loss decreased from RMB42.2 million in the first quarter 2007 to RMB36.3 million (US$5.2 million) in the first quarter 2008. The Company has typically reported an operating loss in the first quarter of each year due to seasonality in wireless coverage spending trends among Chinese telecom operators, and this year was no exception. However, the Company’s results for the first quarter 2008 improved over its the first quarter 2007 results due to increased revenue and tighter control of sales and marketing expenses.
Net loss decreased from RMB 44.8 million in the first quarter 2007 to RMB41.5 million (US$5.9 million) in the first quarter 2008.

Net loss per ADS was RMB1.69 (US$0.24). There are no dilutive potential ordinary shares in existence for the period ended March 31, 2008.
Balance Sheet
Cash, cash equivalents and pledged time deposits decreased from RMB576.6 million as of December 31, 2007 to RMB432.8 million (US$61.7 million) as of March 31, 2008, a decrease of RMB143.8 million, or 24.9%. This decrease was mainly attributable to the use of cash for working capital outlays for raw materials and operating overhead, as well as capital expenditures for plant and equipment purchases.
Total accounts receivable decreased by 4.3%, from RMB1,315.3 million as of December 31, 2007 to RMB1,259.4 million (US$179.6 million) as of March 31, 2008. This decrease was mainly attributable to improved wireless coverage receivable collections and shortened RF business receivable timelines.
Inventories increased from RMB542.1 million as of December 31, 2007 to RMB647.7 million (US$92.4 million) as of March 31, 2008, an increase of 19.5%. The increase was mainly due to increased RF product raw materials and an increase in the amount of wireless coverage product finished goods that have been shipped to customers but have not yet been recognized as revenue.
Total assets decreased by RMB55.9 million, or 1.9%, from RMB2,997.3 million as of December 31, 2007 to RMB2,941.4 million (US$419.5 million) as of March 31, 2008, mainly due to decreases in total cash and total accounts receivable.
Total liabilities decreased by RMB14.2 million, or 1.0%, from RMB1,405.0 million as of December 31, 2007 to RMB1,390.8 million (US$198.4 million) as of March 31, 2008. Current liabilities decreased by 1.1% to RMB1,234.9 million (US$176.1 million) as of March 31, 2008, primarily due to a decrease in accounts payable. Long-term debt as of March 31, 2008 was RMB150.0 million (US$21.4 million), unchanged from December 31, 2007.
Business Outlook and Guidance for the Second Quarter 2008
Base Station RF Products
GrenTech believes that in the second quarter, revenue from the RF business will increase over the first quarter 2008, as the Company has won the bids from the two largest Chinese base station manufacturers and expects customer demand to increase in the second quarter 2008. Additionally, the Company will continue to supply RF modules to international base station manufacturers on a trial basis. Furthermore, following the successful completion of customer tests of its TD-SCDMA amplifier modules, RRU products and filter products, GrenTech is ready to support Phase II TD-SCDMA network construction.

Wireless Coverage Products and Services
The Company believes that second quarter wireless coverage revenue will increase significantly over the first quarter 2008, due to expected increased investments by China Mobile and China Unicom in wireless coverage network construction, as well as the Company’s China Mobile and China Unicom contract wins for GSM wireless coverage equipment. The Company also believes that as it enters China Mobile’s additional regional markets, including Guangxi and Heilongjiang provinces, it will increase integration service revenues in the second quarter. In addition, China Mobile will complete its WLAN network coverage construction for the six 2008 Beijing Olympic cities during the second quarter 2008, which, GrenTech believes would lead to revenue growth in the second quarter with a substantial increase in revenue from China Mobile.
Conference Call and Webcast
The Company’s management team will conduct a conference call on Tuesday, May 20, 2008 at 5:00 am (Pacific) / 8:00 am (Eastern) / 8:00 pm (Beijing/Hong Kong). A webcast of the conference call will be available on the Company’s website at: http://www.grentech.com.cn.
About China GrenTech
China GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. China GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. China GrenTech is a qualified supplier of RF parts and components to six major base station manufacturers including Huawei Technologies and ZTE Corporation. For more information, please visit www.grentech.com.cn
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include the Company’s reliance on business relationships with the Chinese telecom operators and base station manufacturers; the risk that the Company will continue to experience downward pressure on the pricing of its products and services due to the telecom operators` bidding policies or other factors; the risk that the telecom operators in China will not expand or maintain their spending on 2G, 3G, WLAN or other network projects; uncertainty as to the future demand for base station RF products by domestic or international base station manufacturers, including the risk that demand in China or elsewhere for base stations may not grow as the Company’s management anticipates; risks associated with large accounts receivable, long collection periods and accounts receivable cycles; fierce competition in the wireless communication industry; growth of, and risks inherent in, the wireless communication industry in China, including uncertainties regarding the timing and nature of any future restructuring of the telecom operators in China and the risks that such restructuring will not result in expanded investments to expand network coverage or quality; uncertainty as to future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements; its reliance on third parties to carry out the installation of its wireless coverage products; uncertainty as to its ability to continuously develop and manufacture new RF technologies and keep up with changes in RF technologies; risks associated with possible defects and errors in its wireless coverage products or RF products; uncertainty as to the Company’s ability to protect and enforce its intellectual property rights; and uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department. Other factors that may causes the Company’s actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect its prospects in general are described in the Company’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering and its annual reports on Form 20-F. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

Investor Contact:	Investor Relations (US):
Qingchang Liu, Vice President	Delia Cannan
China GrenTech Corp Ltd.	Taylor Rafferty
+86 755 8350 1527	+1 212 889 4350
liuqingchang@grentech.com.cn	GrenTech@Taylor-Rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim	Jason Marshall
Taylor Rafferty	Taylor Rafferty
+852 3196 3712	+1 212 889 4350
GrenTech@Taylor-Rafferty.com	GrenTech@Taylor-Rafferty.com
— FINANCIAL TABLES TO FOLLOW —

China GrenTech Corporation Limited and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2007 and March 31, 2008
(RMB and US$ expressed in thousands)

	December	March	March
	31,2007	31,2008	31,2008
	RMB	RMB	US$

Assets
Current assets
Cash and cash equivalents	316,778	216,193	30,832
Pledged time deposits	259,786	216,602	30,890
Accounts receivable, net	925,838	890,095	126,939
Inventories	542,094	647,662	92,365
Other current assets	63,195	76,976	10,978

Total current assets	2,107,691	2,047,528	292,004
Long-term accounts receivable	389,505	369,329	52,671
Other non-current assets	500,103	524,498	74,799

Total assets	2,997,299	2,941,355	419,474

Liabilities
Short-term bank loans	456,050	506,050	72,169
Other current liabilities	793,031	728,841	103,942

Total current liabilities	1,249,081	1,234,891	176,111
Long-term debt	150,000	150,000	21,392
Other non-current liabilities	5,938	5,938	847

Total liabilities	1,405,019	1,390,829	198,350

Minority interests	5,763	5,537	790

Total shareholders’ equity	1,586,517	1,544,989	220,334

Total liabilities and shareholders’ equity	2,997,299	2,941,355	419,474

China GrenTech Corporation Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Income
for Three-month Periods Ended March 31, 2007 and 2008
(RMB and US$ expressed in thousands, except share and per share data)

	For Three Months Ended March 31,
	2007	2008	2008
	RMB	RMB	US$
Revenues	31,286	71,389	10,181
Cost of revenues	(18,300)	(49,420)	(7,048)

Gross profit	12,986	21,969	3,133
Operating expenses:
Research and development costs	(13,201)	(15,328)	(2,186)
Sales and distribution expenses	(28,599)	(28,810)	(4,109)
General and administrative expenses	(13,405)	(14,158)	(2,019)

Total operating expenses	(55,205)	(58,296)	(8,314)

Operating loss	(42,219)	(36,327)	(5,181)
Other (expense)/income:
Interest income	2,456	5,472	780
Interest expense	(6,062)	(13,242)	(1,888)
Investment income	—	296	42
Foreign currency exchange loss	(2,788)	(7,029)	(1,002)
Grant income	120	2,030	290

Total other expense	(6,274)	(12,473)	(1,778)

Loss before income tax benefit and minority interests	(48,493)	(48,800)	(6,959)
Income tax benefit	3,441	7,046	1,005

Loss before minority interests	(45,052)	(41,754)	(5,954)
Minority interests, net of tax	241	226	32

Net loss	(44,811)	(41,528)	(5,922)

Net loss available to ordinary shareholders	(44,811)	(41,528)	(5,922)

Net loss per share available to ordinary shareholders:
— Basic	(0.07)	(0.07)	(0.01)

Weighted average number of outstanding ordinary shares:
— Basic	625,000,000	614,064,000	614,064,000

China GrenTech Corporation Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For Three-month Periods ended March 31, 2007 and 2008
(RMB and US$ expressed in thousands)

	For Three Months Ended March 31,
	2007	2008	2008
	RMB	RMB	US$

Net cash used in operating activities	(132,963)	(150,035)	(21,397)
Net cash (used in)/provided by investing activities	(13,418)	3,865	551
Net cash (used in)/provided by financing activities	(29,449)	46,961	6,697
Effect of exchange rate changes on cash	(1,247)	(1,376)	(196)
Net decrease in cash and cash equivalents	(177,077)	(100,585)	(14,345)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China GrenTech Corporation Limited

/s/ Rong Yu
Name: Rong Yu
Title: Director, Chief Financial Officer and Principal Accounting Officer

Date: May 20, 2008